Young Innovations, Inc.

2011 Annual Report





FINANCIAL

HIGHLIGHTS

OPERATING RESULTS (In thousands except for per share data)	2011	2010	2009	% Change 2011-2010
Net Sales	$106,230	$102,842	$97,737	3.3%
Operating Income	24,360	23,020	21,538	5.8%
Net Income	16,453	14,937	13,481	10.1%
Diluted Earnings Per Share	2.05	1.86	1.69	10.2%
Weighted Average Fully Diluted Shares Outstanding	8,033	8,037	7,966	0.0%
Net Cash Flows from Operating Activities	$21,706	$22,025	$22,480	(1.4%)

FINANCIAL POSITION			
Working Capital	$25,853	$23,883	$22,752
Cash and Equivalents	1,031	741	67
Stockholders' Equity	130,253	127,104	120,865

FINANCIAL RATIOS			
Operating Income to Net Sales	22.9%	22.4%	22.0%
Net Income to Net Sales	15.5%	14.5%	13.8%


NET SALES
$97,737
$102,842
$106,230
2009
2010
2011
OPERATING INCOME
$21,538
$23,020
$24,360
2009
2010
2011
NET INCOME
$13,481
$14,937
$16,453
2009
2010
2011

LETTER TO SHAREHOLDERS

In 2011, our organization continued to strengthen, delivering solid financial results in a challenging market environment. Sales increased 3.3 percent to a record $106.2 million, income from operations rose 5.8 percent to $24.4 million, and net income increased 10.1 percent to $16.5 million. In addition, diluted earnings per share increased 10.2 percent, reaching a record of $2.05 for the year.

We utilized our strong cash flow to fund capital investments and repurchase $8.7 million of the company's Common Stock. In addition to our regular quarterly dividend of $0.04 per share, we paid a special dividend of $1.00 per share. We ended the year with a net cash balance, placing the Company in a strong position to fund strategic growth opportunities.

A variety of new product introductions throughout the year supported solid demand for consumable products and significant increases in sales of diagnostic products. In 2011, we added several new products to our preventive product offering. We developed a new line of Elite™ prophy cups in our Young Dental brand of premium products to increase polishing options for dental hygienists. We introduced the Emerald™ disposable contra-prophy angle to strengthen our value-priced Denticator product line. We also expanded our line of animal-themed products with a new fluoride foam and varnish under the Zooby® brand; the fluoride varnish includes Microbrush Ultrabrushes® for application.

Additionally, we upgraded the packaging of our next generation surface disinfectant, Opti-Cide3®, to make it more user-friendly. We added new products to our Plak Smacker practice-enhancement product offering, including high-quality nitrile examination gloves. Furthermore, we expanded our Obtura Spartan endodontic product line with the introduction of the MaxPack, a cordless heat source used in root canal procedures. Finally, we added to Panoramic's offering of digital imaging solutions with the launch of the Encompass®, a digital panoramic/cephalometric imaging system designed as an attractive radiographic solution for orthodontists, oral surgeons, and other specialists.

STRATEGY FOR GROWTH

ACQUIRE | ENHANCE | IMPROVE

To enhance our customer relationships, we invested in new tools to improve our ability to interact with new and existing customers. We expanded and focused our international sales and marketing team to more effectively serve our customers outside of the United States. We also improved the effectiveness of our end-user targeted and e-commerce marketing programs.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Young Innovations, Inc., The Russell 2000 Index and The S&P Health Care Index
$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Young Innovations, Inc.
Russell 2000
S & P Health Care

During the year, we improved operating efficiencies across the business through several key initiatives. Investment in new capital equipment at our facilities in Earth City, Grafton, and Dungarvan automated processes, which resulted in better product quality and reduced cost. We moved assembly, repair and packing operations into our Algonquin facility. In addition, we consolidated our customer service functions, which streamlined our ability to meet the needs of our customers.

Following several years of strengthening our foundation for growth, we applied increased focus and attention to pursuing acquisitions in 2011. We reviewed a variety of opportunities, but concluded that it was not in the long-term interests of shareholders to complete any of them. We hope to make progress in this area in 2012.

We would like to thank our Board of Directors, whose vision and leadership continue to be vital to our success. We would also like to thank our employees, who willingly embrace the application of new ideas and technology in order to develop, manufacture, and market products that will result in better clinical outcomes in the field of dentistry.



Arthur L. Herbst	Alfred E. Brennan
President & Chief Financial Officer	Chairman of the Board & Chief Executive Officer



For over 100 years, Young Innovations has focused on developing products that meet the needs of dental professionals. Like the entrepreneurs who came before them, our product specialists develop a deep understanding of the standard of care and clinical environment for a product.

These specialists then partner with scientists and engineers to design products that improve clinical outcomes, reduce procedural time, or otherwise enhance the patient experience. While this is very challenging work, our passion for creating products that exceed the expectations of the dental practice remains stronger than ever.

enhance the patient experience



Young Dental offers a wide variety of prophy angle and prophy cup combinations, allowing the hygienist to select the ideal tool to address a range of patient needs. In 2011, we introduced the Elite Flex™ and Elite Extend Flex™ to strengthen the Elite Series™ prophy cup product line. The unique inner and outer ridges of these cups provide clinicians with improved interproximal stain removal and reduced splatter, resulting in a more efficient and pleasant polishing experience for both the clinician and the patient. We also introduced the Denticator Emerald™ prophy angle for hygienists, an ergonomic contra angle, providing improved comfort and greater interproximal access at a competitive price point.

ergonomic design

In 2011, we sought to build on the success of our animal-themed Zooby® prophy angles with the introduction of two additional products, Zooby Fluoride Foam and Zooby Fluoride Varnish. The fluoride foam is available in six great-tasting flavors that are appealing to patients and has a consistency that dispenses easily and neatly. The varnish comes in the child-friendly Turtle Melon® flavor, and is packaged with the company's Microbrush Ultrabrushes® for easy application. The thin formulation is effective and easy for clinicians to use with a great taste that children enjoy.


NDC 00273-394-44
ZOOBY
1.23% APF Foam
Turtle Melon™


5% NaF Varnish
ZOOBY
Turtle Melon


panoramic
encompass

Our Panoramic product line offers a high-quality yet cost effective line of extra-oral x-ray equipment for the dental office. In 2011, we introduced the Encompass®, a digital panoramic/cephalometric imaging system targeted for use by oral surgeons, orthodontists and other specialists. The system's side entry access simplifies the process by giving clinicians the ability to easily guide the patient through the steps of positioning and imaging.



Our Obtura Spartan product line includes a variety of products designed to help endodontists and general dentists perform root canal procedures quickly and effectively. In 2011, we introduced the MaxPack, a cordless heat source used to heat gutta-percha to seal the canal once the root is extracted. This ergonomic handpiece is designed to rapidly reach any one of its four temperature settings, allowing clinicians to perform the obturation procedure more quickly, thereby reducing chair time for the patient.

reduced chair time


BIREX


Opti·Cide3

Within our Biotrol infection control line, we upgraded the packaging for our Opti-Cide3® surface disinfectant to allow clinicians to hold the spray bottle more comfortably. This new design also provides a more consistent and effective spray action. The fast-acting, highly-compatible formula is a great choice for any practice, especially those with high patient volumes where operatory turnover time must be minimized. We also offer the Birex® product line, a convenient and economical solution for offices that wish to use a broad-spectrum surface disinfectant that is gentle on equipment and both cleans and disinfects. Both offerings are available in a spray-on or wipe format.

practice enhancement



Our Plak Smacker practice-enhancement line of products expanded its offering of nitrile gloves with two new introductions, the Ultra Thin Nitrile and the Nitrile Colors. Both options are made of soft, latex-free material to accommodate patients and clinicians with latex allergies. The Ultra Thin Nitrile gloves provide clinicians with better tactile feel and flexibility while providing the same protection of thicker gloves. The Nitrile Colors glove line offers the clinician strong protection and vibrant colors of Peacock Blue and Lilac that are pleasing to both clinicians and patients.


PLAK SMACKER
PLAK SMACKER
PLAK SMACKER

SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." All amounts except per share data are expressed in thousands.

Years ended December 31	2011	2010	2009	2008	2007
Income Statement Data					
Net sales	$106,230	$102,842	$97,737	$99,143	$97,402
Cost of goods sold	47,521	45,681	43,166	46,847	45,623
Gross profit	58,709	57,161	54,571	52,296	51,779
Selling, general and administrative expenses	34,349	34,141	33,033	32,543	31,019
Income from operations	24,360	23,020	21,538	19,753	20,760
Interest expense (income) and other, net	(810)	215	798	867	1,150
Income before provision for income taxes	25,170	22,805	20,740	18,886	19,610
Provision for income taxes	8,717	7,868	7,259	6,705	6,677
Net income	$16,453	$14,937	$13,481	$12,181	$12,933
Basic earnings per share	$2.06	$1.87	$1.71	$1.52	$1.46
Basic weighted average common shares outstanding	7,993	7,969	7,881	7,999	8,828
Diluted earnings per share	$2.05	$1.86	$1.69	$1.51	$1.44
Diluted weighted average common shares outstanding	8,033	8,037	7,966	8,069	8,982
Cash dividends declared per common share	$1.16	$1.16	$0.16	$0.16	$0.16

As of December 31	2011	2010	2009	2008	2007
Balance Sheet Data					
Working capital	$25,853	$23,883	$22,752	$23,493	$25,491
Total assets	159,786	161,625	160,000	159,576	158,768
Long-term debt (including current maturities)	659	6,156	14,529	30,630	36,646
Stockholders' equity	130,253	127,104	120,865	106,277	103,338

Market for Registrant's Common Equity and Dividends

Market Prices and Dividends

The Company's Common Stock is listed on The NASDAQ Global Select Market under the symbol "YDNT."

The following table sets forth the high and low closing prices of the Company's Common Stock as reported by The NASDAQ Global Select Market and cash dividends declared during the last eight quarters.

2010	First	$29.17	$22.12	$0.04
	Second	$28.94	$23.17	$0.04
	Third	$28.98	$24.47	$0.04
	Fourth	$32.82	$27.01	$1.04
2011	First	$32.79	$29.22	$0.04
	Second	$31.82	$26.00	$0.04
	Third	$29.87	$25.16	$0.04
	Fourth	$30.57	$27.65	$1.04

On December 31, 2011, there were approximately 65 holders of record of the Company's Common Stock.

The Company has paid quarterly dividends on its Common Stock since the third quarter of 2003. In addition to the quarterly cash dividend of $.04 per share, the Company issued a special cash dividend of $1.00 per share in the fourth quarter of 2011 and 2010.

Payment of future cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the earnings and financial condition of the Company and any other factors deemed relevant by the Board of Directors, and will also be subject to any applicable restrictions contained in the Company's then-existing credit arrangements.

Forward-Looking Statements

This Annual Report (including, without limitation, the description of our business and "Management's Discussion and Analysis of Financial Condition and Results of Operations") includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included herein are "forward-looking statements." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions and which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or similar expressions. These statements are not guaranties of future performance, and the Company makes no commitment to update or disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those disclosed in our annual report on Form 10-K for the year ended December 31, 2011 and other reports filed with the Securities and Exchange Commission.

The Company makes no commitment to update these factors or to revise any forward-looking statements for events or circumstances occurring after the statement is issued.

At any time when the Company makes forward-looking statements, it desires to take advantage of the "safe harbor" which is afforded such statements under the Private Securities Litigation Reform Act of 1995.

Performance Graph

The graph on page 2 and table below compare the cumulative total shareholder return on the Company's Common Stock from December 31, 2006, through December 31, 2011, with the Russell 2000 Index and the S&P Health Care Index. The comparisons reflected in the table and graph are not intended to forecast the future performance of the Common Stock and may not be indicative of such future performance. The table and graph assume an investment of $100 in the Common Stock and indexes on December 31, 2006, and the reinvestment of all dividends.

	12/06	12/07	12/08	12/09	12/10	12/11
Young Innovations, Inc.	$100.00	$72.24	$45.80	$76.15	$102.08	$98.28
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75
S&P Health Care	100.00	107.15	82.71	99.00	101.87	114.85

All numbers in thousands, except per share data

General

Young Innovations, Inc. and its subsidiaries (the "Company") develops, manufactures and markets supplies and equipment used by dentists, dental hygienists, dental assistants and customers. The Company's product offering includes disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, dental micro-applicators, panoramic x-ray machines, moisture control products, infection control products, dental handpieces (drills) and related components, endodontic systems, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, and children's toothpastes.

The Company's manufacturing and distribution facilities are located in Missouri, Illinois, California, Indiana, Wisconsin and Ireland.

The Company operates in one reporting segment, which is the development and manufacture of a broad line of products marketed to dental professionals. The Company markets its products primarily in the U.S. The Company also markets its products in several international markets, including: Canada, Europe, South America, Central America, and the Pacific Rim. Sales outside the United States represented approximately 17%, 18%, and 17% of the Company's total net sales in 2011, 2010, and 2009, respectively.

Some of the risk factors that affect the Company's business and financial results are discussed in "Item 1A: Risk Factors" in our 10-K for the year ended December 31, 2011. We wish to caution the reader that the risk factors discussed in "Item 1A: Risk Factors," and those described elsewhere in this report and our 10-K or our other Securities and Exchange Commission filings, could cause our actual results to differ materially from those stated in the forward-looking statements.

Critical Accounting Policies

The SEC has requested that all registrants include in their MD&A a description of their most critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions using different assumptions. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company believes that the following accounting policies fit this definition:

Revenue Recognition – Revenue from the sale of products is recorded at the time title passes, generally when the products are shipped, as the Company's shipping terms are customarily FOB shipping point.

The Company generally requires payment within 30 days from the date of invoice and offers cash discounts for early payment. For certain acquired businesses that offer different terms, the Company migrates these customers to the terms referred above over time.

The Company offers discounts to its distributors if certain conditions are met. Customer allowances, volume discounts and rebates, and other short-term incentive programs are recorded as a reduction in reported revenues at the time of sale. The Company reduces product revenue for the estimated redemption of annual rebates on certain current product sales. Customer allowances and rebates are estimated based on historical experience and known trends.

The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option. The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on x-ray equipment. The Company owns x-ray equipment rented on a month-to-month basis to customers.

Allowance for Doubtful Accounts – The Company has 39% of its December 31, 2011 accounts receivable balance with two large customers (see footnote 4 of the notes to consolidated financial statements) with the remaining balance comprised of amounts due from numerous customers, some of which are international. Accounts receivable balances are subject to credit risk. Management has reserved for expected credit losses, sales returns and allowances, and discounts based upon past experience, as well as knowledge of current customer information. The Company believes that its reserves are adequate. It is possible, however, that the accuracy of our estimation process could be impacted by unforeseen circumstances. The Company continuously reviews its reserve balance and refines the estimates to reflect any changes in circumstances.

Inventory – The Company values inventory at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory values are based upon standard costs, which approximate actual costs. Management regularly reviews inventory quantities on hand and records a write-down for excess or obsolete inventory based primarily on estimated product demand and other information related to the inventory, including planned introduction of new products and changes in technology. If demand for the Company's products is significantly different than management's expectations, the value of inventory could be materially impacted. Inventory write-downs are included in cost of goods sold.

Goodwill and Other Intangible Assets – In accordance with Accounting Standards Codification ("ASC") Topic 350, "Intangibles - Goodwill and Other," goodwill and other intangible assets with indefinite useful lives are reviewed by management for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment would be based on management's judgment as to the future operating cash flows to be generated from the assets. ASC Topic 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC Topic 360, "Property, Plant, and Equipment."

Stock Compensation – In accordance with ASC Topic 718, "Stock Compensation," compensation cost is recognized within the financial statements at the grant date based on the award's fair-value. Stock option fair value is calculated by an option pricing model, and is recognized as expense ratably over the requisite service period. The option pricing models require judgmental assumptions, including volatility, forfeiture rates, and expected option life. If any of the assumptions used in the model change significantly, share-based compensation expense may differ in the future from that recorded in the current period. The Company uses the Black-Scholes option pricing model. Compensation expense is also recognized for restricted stock using the fair market value of our Common Stock at the date of grant.

Assets Acquired and Liabilities Assumed in Business Combinations – The Company periodically acquires businesses. The Company accounts for business acquisitions under the provisions of ASC Topic 805, "Business Combinations," which requires an entity to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally expensed in the periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the Company's statements of income expressed as a percentage of net sales.

Year ended December 31	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	44.7	44.4	44.2
Gross profit	55.3	55.6	55.8
Selling, general and administrative expenses	32.3	33.2	33.8
Income from operations	23.0	22.4	22.0
Interest expense (income) and other, net	(0.7)	0.2	0.8
Income before provision for income taxes	23.7	22.2	21.2
Provision for income taxes	8.2	7.7	7.4
Net income	15.5%	14.5%	13.8%

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

Net Sales – Sales for the year ended December 31, 2011 were $106,230, up 3.3% from $102,842 in the prior year. Sales growth reflected solid demand for our consumable product offering throughout the year. Consumable products, which comprise approximately 87% of total annual sales and include preventative, infection control, endodontic, micro-applicator, and home care product lines, showed an increase of approximately 1.3%. Diagnostic product line sales increased approximately 19.9%, as we continued to experience strengthening demand during 2011. A weak U.S. dollar positively impacted sales by $336 in 2011.

Gross Profit – Gross profit increased $1,548, or 2.7%, to $58,709 in 2011 compared to $57,161 in 2010. The gross margin percentage of 55.3% in 2011 changed slightly from 55.6% in 2010. The increase in gross margin dollars was a result of higher sales volume, while the slight decline in gross margin percentage is primarily attributable to the mix of products sold.

Selling, General and Administrative Expenses (SG&A) – SG&A expenses increased $208, or 0.6%, to $34,349 in 2011 from $34,141 in 2010, primarily attributable to higher marketing expenses, which include trade show expenses and advertising & promotional costs, which was in part offset by the gain from the sale of the Brownsville, Texas facility during the year. As a percentage of net sales, SG&A expenses decreased modestly to 32.3% in 2011 compared to 33.2% in 2010, primarily due to sales increasing faster than expenses.

Income from Operations – Income from operations increased 5.8% to $24,360 in 2011 from $23,020 in the prior year. The change was a result of factors explained above.

Interest Expense, net – Interest expense, net decreased to $236 in 2011 from $322 in 2010. The decrease was attributable to lower borrowings under the Company's credit facility.

Other (Income) Expense, net – Other (Income) Expense, net is ($1,046) in 2011 versus ($107) in 2010. The change is primarily attributable to gains of $1,014 realized in 2011 resulting from the Company's investment in a private equity fund.

Provision for Income Taxes – Provision for income taxes increased $849 in 2011 to $8,717 from $7,868, as a result of higher pre-tax income and an increase in the effective tax rate. The effective tax rate was 34.6% in 2011 compared to 34.5% in 2010. The 2011 rate was negatively impacted by an increase in certain state corporate tax rates. The impact of higher state taxes was reduced in part by the Company's decision in 2011 to permanently invest a portion of its foreign subsidiary's undistributed earnings. Additionally, the effective tax rate during 2010 reflected a benefit related to a change in measurement of a prior period uncertain tax position.

Year Ended December 31, 2010, Compared to Year Ended December 31, 2009

Net Sales – Sales for the year ended December 31, 2010 were $102,842, up 5.2% from $97,737 in the prior year. The sales increase was driven by strengthening demand for our diagnostic products as well as strong demand for our consumable products. Diagnostic product line sales increased approximately 20.1%, demonstrating a recovery from the 2009 decline, which was largely due to the general economic downturn. Consumable products, which comprise approximately 90% of total annual sales and include preventative, infection control, endodontic, mico-applicator, and home care product lines, showed an increase of approximately 3.6%. A stronger U.S. dollar negatively impacted sales by $257 in 2010.

Gross Profit – Gross profit increased $2,590, or 4.7%, to $57,161 in 2010 compared to $54,571 in 2009. The gross margin percentage of 55.6% in 2010 changed slightly from 55.8% in 2009. The increase in gross margin dollars was a result of higher sales volume, while the slight decline in gross margin percentage is primarily attributable to the mix of products sold.

Selling, General and Administrative Expenses (SG&A) – SG&A expenses increased $1,108, or 3.4%, to $34,141 in 2010 from $33,033 in 2009, primarily due to higher personnel and marketing costs. The increase is mainly attributable to incentive compensation and advertising & promotional costs, which are in line with the Company's overall performance. As a percentage of net sales, SG&A expenses decreased modestly to 33.2% in 2010 compared to 33.8% in 2009, primarily due to sales increasing faster than expenses.

Income from Operations – Income from operations increased 6.9% to $23,020 in 2010 from $21,538 in the prior year. The change was a result of factors explained above.

Interest Expense, net – Interest expense, net decreased to $322 in 2010 from $665 in 2009. The decrease was attributable to lower borrowings under the Company's credit facility.

Other (Income) Expense, net – Other (Income) Expense, net is ($107) in 2010 versus $133 in 2009. The change is primarily attributable to foreign exchange transaction gains on inventory purchases.

Provision for Income Taxes – Provision for income taxes increased $609 in 2010 to $7,868 from $7,259, as a result of higher pre-tax income offset partially by a decrease in the effective tax rate. The effective tax rate was 34.5% in 2010 compared to 35.0% in 2009. The decrease in rates was primarily due to an increase in the allowance rates for the Section 199 manufacturing deduction. The rate was further positively impacted by a change in measurement of a prior period uncertain tax position.

Liquidity and Capital Resources

Sources of Cash

Historically, the Company has financed its operations primarily through cash flow from operating activities and, to a lesser extent, through borrowings under its credit facility. Net cash flow from operating activities was $21,706, $22,025, and $22,480, in 2011, 2010 and 2009, respectively. Operating cash flow declined slightly in 2011 due to a decrease in accounts payable, as well as increases in accounts receivable as a result of increased sales. The timing of collections did not adversely impact the aging of receivables. These items were partially offset by an increase in net income and a decrease in inventory. The Company also received approximately $1,643 of cash from distributions from the Company's private equity investment.

On July 22, 2011, the Company entered into a new credit facility. The new credit facility increased the aggregate commitment from $60,000 to $70,000; this agreement expires in July 2016. Borrowings under the arrangement bear interest at rates ranging from LIBOR +1.25% to LIBOR +1.75% or Prime +0% to Prime +.50%, depending on the Company's level of indebtedness. Commitment fees for this arrangement range from 0.175% to 0.275% of the unused balance. Borrowings under the previous arrangement had interest rates ranging from LIBOR +2.00% to LIBOR +2.50% or Prime +0.50% to Prime +1.00% and commitment fees from 0.25% to 0.50% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2011, the Company was in compliance with these covenants. During 2011, the Company borrowed under the credit facility to finance investments in facilities and for working capital needs. At December 31, 2011, the Company had $650 in outstanding borrowings under this agreement and $69,350 available for borrowing. The $650 borrowing was used, in part, to fund the $1.00 special dividend paid in December 2011. Management believes that through its operating cash flows as well as borrowing capabilities, the Company has adequate liquidity and capital resources to meet its needs on a short and long-term basis.

Uses of Cash

Consistent with historical spending, the Company's uses of cash primarily relate to acquisition activity, capital expenditures, dividend distributions to shareholders, and stock repurchases. Specific significant uses of cash over the three years are as follows:

2011

During the year the Company invested $2,845 in property, plant and equipment. Significant capital expenditures were made to support facility improvements, as well as investments in new machinery and equipment.

The Company also repurchased 322 shares of its Common Stock for $9,348. Quarterly dividends of $0.04 per share were paid March 15, June 15, September 15, and December 15, 2011, and a special dividend of $1.00 per share was paid on December 15, 2011 as well, for a total dividend payment of $9,264.

2010

During the year the Company invested $3,230 in property, plant and equipment. Significant capital expenditures were made to support facility expansion and improvements, as well as investments in new machinery and equipment.

The Company also repurchased 108 shares of its Common Stock for $2,642. Quarterly dividends of $0.04 per share were paid March 15, June 15, September 15, and December 15, 2010 and a special dividend of $1.00 per share was paid on December 15, 2010 as well, for a total dividend payment of $9,235.

2009

During the year the Company invested $4,010 in property, plant and equipment. Significant expenditures were made to support facility expansion and improvements in addition to investments in production machinery. We invested $1,657 to purchase dental distribution rights for a new surface disinfectant, a non-compete agreement and core technology which provides a manufacturing enhancement for our micro-applicator products. Lastly, we funded a capital call for a private equity fund investment for $300.

The Company also repurchased 19 shares of its Common Stock for $270. Quarterly dividends of $0.04 per share were paid March 12, June 11, September 14, and December 14, 2009, for a total dividend payment of $1,256.

Contractual Obligations (*Payments due by period*)	Total	Less than 1 year	1-3 years	4-5 years	Beyond 5 years
Operating leases (including buildings)	$871	$453	$418	—	—
Long-term debt	650	—	—	650	—
Long-term secured borrowings	9	—	9	—	—
Liability for uncertain tax positions	37	37	—	—	—
Total	$1,567	$490	$427	$650	—

As of December 31, 2011 and 2010, there were no relationships with any other unconsolidated entities, financial partnerships, structured finance entities, or special purpose entities that were established for the purpose of facilitating off-balance-sheet arrangements or for other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk *(Amounts in thousands)*

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. From time to time, the Company finances acquisitions, capital expenditures and its working capital needs with borrowings under a revolving credit facility. Due to the variable interest rate feature on the debt, the Company is exposed to interest rate risk. Based on the Company's average debt balance, a theoretical 100-basis-point increase in interest rates would have resulted in approximately $34, $100, and $211 of additional interest expense in the years ended December 31, 2011, 2010 and 2009, respectively.

Sales of the Company's products in a given foreign country can be affected by fluctuations in the exchange rate. The Company sells approximately 17% of its products outside the United States. Of these foreign sales, 7% are denominated in Euros and the remainder are denominated in U.S. dollars. The Company does not feel that foreign currency movements have a material impact on its financial statements.

The Company does not use derivatives to manage its interest rate or foreign exchange rate risks.

Board of Directors and Stockholders
Young Innovations, Inc.

We have audited the accompanying consolidated balance sheets of Young Innovations, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited Schedule II – Valuation and Qualifying Accounts. We also have audited Young Innovations' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Young Innovations' management is responsible for these financial statements, Schedule II – Valuation and Qualifying Accounts, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these consolidated financial statements and the Schedule II – Valuation and Qualifying Accounts and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule II – Valuation and Qualifying Accounts, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Young Innovations, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Crowe Horwath LLP
Oak Brook, Illinois
March 15, 2012

The management of Young Innovations, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of the Company are being made in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and testing, and actions taken to correct deficiencies as identified.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility that controls can be circumvented or overridden, and misstatements due to error or fraud may occur and not be detected. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, conditions in the Company's business change over time, and, therefore, internal control effectiveness may vary over time.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Based on this assessment and the foregoing criteria, management believes that, as of December 31, 2011, the Company's internal control over financial reporting is effective. The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in their report, which is included on page 16 of this report.

December 31 (In thousands, except per share data)	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$1,031	$741
Trade accounts receivable, net of allowance for doubtful accounts of $250 in 2011 and $246 in 2010	12,066	11,721
Inventories	17,161	17,260
Other current assets	4,729	4,861
Total current assets	34,987	34,583
Property, plant and equipment, net	32,272	33,162
Goodwill	80,254	80,289
Other intangible assets	11,130	11,579
Other assets	1,143	2,012
Total assets	$159,786	$161,625

Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$9,134	$10,700
Total current liabilities	9,134	10,700
Long-term debt	650	6,100
Long-term secured borrowing	9	56
Deferred income taxes	19,534	17,417
Other noncurrent liabilities	206	248
Total liabilities	29,533	34,521
Stockholders' equity:		
Common Stock, voting, $.01 par value, 25,000 shares authorized; 10,219 shares issued in 2011 and 2010; 7,868 shares outstanding in 2011 and 7,971 shares outstanding in 2010	102	102
Additional paid-in capital	24,708	24,190
Retained earnings	158,647	151,458
Common Stock in treasury, at cost; and 2,351 shares in 2011 and 2,248 shares in 2010	(52,924)	(48,484)
Accumulated other comprehensive loss	(280)	(162)
Total stockholders' equity	130,253	127,104
Total liabilities and stockholders' equity	$159,786	$161,625

The accompanying notes are an integral part of these statements.

Years ended December 31 (In thousands, except per share data)	2011	2010	2009
Net sales	$106,230	$102,842	$97,737
Cost of goods sold	47,521	45,681	43,166
Gross profit	58,709	57,161	54,571
Selling, general and administrative expenses	34,349	34,141	33,033
Income from operations	24,360	23,020	21,538
Interest expense, net	236	322	665
Other (income) expense, net	(1,046)	(107)	133
Income before provision for income taxes	25,170	22,805	20,740
Provision for income taxes	8,717	7,868	7,259
Net income	$16,453	$14,937	$13,481
Basic earnings per share	$2.06	$1.87	$1.71
Diluted earnings per share	$2.05	$1.86	$1.69
Basic weighted average shares outstanding	7,993	7,969	7,881
Diluted weighted average shares outstanding	8,033	8,037	7,966

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Common Stock in Treasury	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
Balance, January 1, 2009	$102	$25,336	$133,531	$(52,673)	$(19)	$106,277	
Net income	—	—	13,481	—	—	13,481	$13,481
Common Stock purchased	—	—	—	(270)	—	(270)	
Stock options exercised	—	(941)	—	1,859	—	918	
Issuance of restricted stock	—	(2,183)	—	1,994	—	(189)	
Share-based compensation	—	1,687	—	—	—	1,687	
Excess income tax benefit from stock options	—	86	—	—	—	86	
Cash dividends ($0.16 per share)	—	—	(1,256)	—	—	(1,256)	
Foreign currency translation adjustments	—	—	—	—	131	131	131
Comprehensive income							$13,612
Balance, December 31, 2009	$102	$23,985	$145,756	$(49,090)	$112	$120,865	
Net income	—	—	14,937	—	—	14,937	$14,937
Common Stock purchased	—	—	—	(2,642)	—	(2,642)	
Stock options exercised	—	(681)	—	2,270	—	1,589	
Issuance of restricted stock	—	(1,455)	—	978	—	(477)	
Share-based compensation	—	1,696	—	—	—	1,696	
Excess income tax benefit from stock options	—	645	—	—	—	645	
Cash dividends ($1.16 per share)	—	—	(9,235)	—	—	(9,235)	
Foreign currency translation adjustments	—	—	—	—	(274)	(274)	(274)
Comprehensive income							$14,663
Balance, December 31, 2010	$102	$24,190	$151,458	$(48,484)	$(162)	$127,104	
Net income	—	—	16,453	—	—	16,453	16,453
Common Stock purchased	—	—	—	(9,348)	—	(9,348)	
Stock options exercised	—	(1,197)	—	3,709	—	2,512	
Issuance of restricted stock, net	—	(1,199)	—	1,199	—	—	
Share-based compensation	—	1,856	—	—	—	1,856	
Excess income tax benefit from stock options	—	1,058	—	—	—	1,058	
Cash dividends ($1.16 per share)	—	—	(9,264)	—	—	(9,264)	
Foreign currency translation adjustments	—	—	—	—	(118)	(118)	(118)
Comprehensive income							$16,335
Balance, December 31, 2011	$102	$24,708	$158,647	$(52,924)	$(280)	$130,253	

The accompanying notes are an integral part of these statements.

Years ended December 31 (In thousands)	2011	2010	2009
Cash flows from operating activities:			
Net income	$16,453	$14,937	$13,481
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	4,125	4,170	4,015
Share-based compensation expense	1,856	1,696	1,687
Deferred income taxes	2,194	1,463	1,734
Excess tax benefit from share exercises	(1,058)	(645)	(86)
Realized (gain) loss on private equity investment fund	(1,014)	—	75
Gain on sale of building	(360)	—	—
Changes in assets and liabilities:			
Trade accounts receivable	(300)	(491)	(851)
Inventories	96	(2,491)	1,707
Other current assets	42	56	(42)
Other assets	237	703	970
Accounts payable and accrued liabilities	(565)	2,627	(210)
Total adjustments	5,253	7,088	8,999
Net cash flows from operating activities	21,706	22,025	22,480
Cash flows from investing activities:			
Payments for acquisitions of businesses and intangible assets, net of cash acquired	(55)	—	(1,657)
Purchases of property, plant and equipment	(2,845)	(3,230)	(4,010)
Proceeds from sale of building	431	—	—
Purchases of private equity investment	—	—	(300)
Proceeds from private equity investment	1,643	—	—
Net cash flows from investing activities	(826)	(3,230)	(5,967)
Cash flows from financing activities:			
Payment of deferred financing costs	—	—	(158)
Payments on long-term debt	(22,432)	(48,493)	(60,334)
Borrowings on long-term debt	16,982	40,614	44,964
Payments of long-term secured borrowings	(34)	(494)	(1,217)
Borrowings of long-term secured borrowings	—	—	346
Excess tax benefit (deficit) from share exercises	1,058	645	86
Proceeds from stock options exercised	2,512	1,589	918
Purchases of treasury stock	(9,348)	(2,642)	(459)
Payment of cash dividends	(9,264)	(9,235)	(1,256)
Net cash flows from financing activities	(20,526)	(18,016)	(17,110)
Effect of exchange rate changes on cash and cash equivalents	(64)	(105)	(3)
Net increase (decrease) in cash and cash equivalents	290	674	(600)
Cash and cash equivalents, beginning of period	741	67	667
Cash and cash equivalents, end of period	$1,031	$741	$67
Non-cash disclosure – acquired property, plant and equipment in accounts payable	—	—	155

The accompanying notes are an integral part of these statements.

December 31, 2011 (In thousands, except per share data)

1. Organization

Young Innovations, Inc. and its subsidiaries (the "Company") develops, manufactures and markets supplies and equipment used by dentists, dental hygienists, dental assistants and consumers. The Company's product offering includes disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, dental micro-applicators, panoramic x-ray machines, moisture control products, infection control products, dental handpieces (drills) and related components, endodontic systems, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, and children's toothpastes.

The Company's manufacturing and distribution facilities are located in Missouri, Illinois, California, Indiana, Wisconsin and Ireland. Export sales were approximately 17%, 18%, and 17% of total net sales for 2011, 2010, and 2009, respectively. Sales denominated in foreign dollars outside the U.S. are approximately 7% of total sales in each of 2011, 2010, and 2009.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Young Innovations, Inc. and its direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Some of the more significant estimates include allowances for doubtful accounts, inventory valuation reserves, evaluation of goodwill for impairment, rebate accruals, warranty reserves, liabilities for potential incentive compensation and uncertain income tax positions.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

Inventories

Inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or net realizable value. Inventory values are based upon standard costs which approximate actual costs, determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred, and additions and improvements that significantly extend the lives of assets are capitalized. Upon disposition, cost and accumulated depreciation are eliminated from the related accounts, and any gain or loss is reflected in the statements of income. The Company provides depreciation using the straight-line method over the estimated useful lives of respective classes of assets as follows:

Buildings and improvements	3 to 40 years
Machinery and equipment	3 to 10 years
Equipment rented to others	4 to 15 years

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over fair value of net assets of businesses acquired. Goodwill and indefinite life intangible assets acquired in a purchase business combination are not amortized, but are instead tested for impairment at least annually in accordance with the provisions of ASC Topic 350. Additionally, ASC Topic 350 requires that intangible assets with estimable useful lives be amortized to their estimated residual values, and reviewed for impairment in accordance with ASC Topic 360, "Property, Plant, and Equipment" Intangible assets primarily consist of trademarks, license agreements, core technology, patents and patent applications, product formulas, and supplier and customer relationships. Certain trademarks have been determined to have indefinite useful lives, and therefore the carrying value is reviewed at least annually for recoverability in accordance with the requirements of ASC Topic 350. Other intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, generally between 5 and 40 years, and tested for impairment whenever conditions indicate that an asset may be impaired. As of September 2011, the Company performed its annual impairment review on indefinite-lived assets, in addition to a review of the remaining useful lives of its finite-lived intangible assets.

Impairment of Long-Lived Assets

The Company assesses and measures any impairment of long-lived assets other than goodwill and indefinite life intangibles in accordance with the provisions of ASC Topic 360. If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. The Company has not incurred any impairment of long-lived assets during 2011, 2010 and 2009.

Fair Value of Financial Instruments

Financial instruments consist principally of cash, accounts receivable, notes receivable, accounts payable and debt. The estimated fair value of these instruments approximates their carrying value. Due to the short-term nature of the notes receivable, book value approximates fair value.

Shipping and Handling

Shipping and handling costs are included as a component of cost of sales. Shipping and handling costs billed to customers are included in sales.

Revenue Recognition

Revenue from the sale of products is recorded at the time title passes, generally when the products are shipped, as the Company's shipping terms are customarily FOB shipping point.

The Company generally requires payment within 30 days from the date of invoice and offers cash discounts for early payment. For certain acquired businesses that offer different terms, the Company migrates these customers to the terms referred to above over time.

The Company offers discounts to its distributors if certain conditions are met. Customer allowances, volume discounts and rebates, and other short-term incentive programs are recorded as a reduction in reported revenues at the time of sale. The Company reduces product revenue for the estimated redemption of annual rebates on certain current product sales. Customer allowances and rebates are estimated based on historical experience and known trends.

The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option. The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on x-ray machines. The Company owns x-ray equipment rented on a month-to-month basis to customers.

The Company adopted the disclosure requirements of ASC Topic 605, "Revenue Recognition" (that is, gross versus net presentation) for tax receipts on the face of their income statements. The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes (gross receipt taxes are excluded). The Company presents such taxes on a net basis.

Allowance for Doubtful Accounts

Accounts receivable balances are subject to credit risk. Management has reserved for expected credit losses, sales returns and allowances, and discounts based upon past experience, as well as knowledge of current customer information. The Company believes that its reserves are adequate. It is possible, however, that the accuracy of the Company's estimation process could be impacted by unforeseen circumstances. The Company continuously reviews its reserve balance and refines the estimates to reflect any changes in circumstances.

Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were approximately $3,760, $3,645, and $3,381, for 2011, 2010 and 2009, respectively.

Research and Development Costs

Research and development costs are expensed when incurred and totaled $1,906, $840, and $797 for 2011, 2010 and 2009, respectively.

Interest Expense, net

Interest expense, net includes interest paid related to borrowings on the Company's credit facility, as well as interest income earned on various investments and notes receivable. In 2011, 2010 and 2009, interest income totaled $38, $119, and $208, respectively, and interest expense totaled $274, $441 and $873, respectively.

Other (Income) Expense, net

Other (income) expense, net includes foreign currency transaction gain/loss and other miscellaneous income, including realized gains on investments, all of which are not directly related to the Company's primary business.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, "Income Taxes," which requires an asset and liability approach to accounting for and reporting income taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using rates which are expected to apply in the period the differences are estimated to reverse.

The Company follows the provisions of ASC Topic 740, "Income Taxes" related to the accounting for uncertain tax provisions. Topic 740 requires the Company to maintain a liability for underpayment of income taxes and related interest and penalties, if any, for uncertain income tax positions. In considering the need for and magnitude of a liability for uncertain income tax positions, the Company must make certain estimates and assumptions regarding the amount of income tax benefit that will ultimately be realized. The ultimate resolution of an uncertain tax position may not be known for a number of years, during which time the Company may be required to adjust these provisions, in light of changing facts and circumstances.

Share-Based Compensation

In accordance with ASC Topic 718, "Compensation - Stock Compensation," compensation cost for share-based awards is recognized within the financial statements as earned based on the award's fair value at the grant date. Stock option fair value is calculated by an option pricing model, and is recognized as expense ratably over the requisite service period. The option pricing models require judgmental assumptions, including volatility, forfeiture rates, and expected option life. The Company uses the Black-Scholes option pricing model. Compensation expense is also recognized for restricted stock over the vesting period using the fair value of the Company's Common Stock at the date of grant.

Foreign Currency Translation

The translation of financial statements into U.S. dollars has been performed in accordance with ASC Topic 830, "Foreign Currency Matters." The local currency for all entities included in the consolidated financial statements has been designated as the functional currency. Non-U.S. dollar denominated assets and liabilities have been translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses have been translated at the weighted average of exchange rates in effect during the year. Translation adjustments are recorded in accumulated comprehensive (loss) income. Net currency transaction gains (losses) included in other (income) expense, net were ($21), $68, and ($106) for 2011, 2010 and 2009, respectively.

Segment Information

The Company operates as a single reportable operating segment. While management monitors the revenue streams of various products, the identifiable segments' operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's products are considered by management to be aggregated in one reportable operating segment.

Supplemental Cash Flow Information

Cash flows from operating activities include $5,393, $6,134, and $5,417 for the payment of federal, foreign, and state income taxes and $178, $310, and $691 for the payment of interest related to borrowings on the Company's credit facility during 2011, 2010 and 2009, respectively.

3. Investments

On February 21, 2006, the Company invested in a private equity investment fund. At December 31, 2011, the Company has an unfunded capital commitment of up to $300. As of December 31, 2011, the total capital commitment paid by the Company was $1,950. The Company accounts for its investment using the cost method.

During the year, the Company recognized other income of $1,014 from the Company's private equity investment. The total cash received from its private equity investment was approximately $1,643 in 2011, with a total reduction in carrying value of such investment of approximately $629. The carrying value of the private equity investment was $1,041 and $1,670 for twelve months ending December 31, 2011 and December 31, 2010, respectively.

The Company may receive additional amounts in the future related to the above transactions related to excess funds being released from escrow or a potential additional earn-out based on financial performance.

4. Major Customers and Credit Concentration

The Company generates trade accounts receivable in the normal course of business. The Company grants credit to distributors and customers throughout the world and generally does not require collateral to secure the accounts receivable. The Company's credit risk is concentrated among two distributors that together accounted for 39% and 34% of accounts receivable at December 31, 2011 and 2010, respectively.

The percentage of net sales made to major distributors of the Company's continuing operations were as follows:

Years ended December 31	2011	2010	2009
Distributor			
Henry Schein, Inc.	17.9%	15.8%	15.5%
Patterson Companies, Inc.	13.7%	14.1%	15.2%

5. Notes Receivable

The Company offers various financing options to its x-ray equipment customers, which includes notes payable to the Company. The x-ray equipment is used to secure the notes. These transactions are recorded as a sale upon the transfer of title to the purchaser, which generally occurs at the time of shipment, at an amount equal to the sales price of non-financed sales. Interest on these notes is accrued as earned and recorded as interest income.

On January 16, 2008, the Company transferred a majority of its x-ray equipment loans to a third party for a cash payment of $3,519. The Company transferred $4,154 of the notes receivable portfolio for a purchase price of $4,140. On May 5, 2008, the Company transferred additional x-ray equipment loans to a third party for a cash payment of $235. As the transactions do not qualify as sales of assets under ASC Topic 860, "Transfers and Servicing," the transactions have been treated as financing and the loans remain on the Company's balance sheet. As the third party receives payments on the transferred notes, the Company reduces the corresponding notes receivable and secured borrowing balances.

Notes receivable consist of the following:

December 31	2011	2010
Notes receivable, short-term	$306	$593
Notes receivable, long-term	23	262
Total notes receivable	$329	$855

Notes receivable are included in other current assets and other assets in the accompanying Consolidated Balance Sheets. Management has also established an allowance for notes receivable based upon past experience of collectability. For the years ended December 31, 2011 and 2010, the allowance for notes receivable balance was $112 and $115, respectively.

Notes bear interest at rates ranging from 0% to 10%, and have a weighted average maturity of 28 months. Interest income and expense related to the notes are included in the Consolidated Statement of Income caption "interest expense, net."

6. Inventories

Inventories consist of the following:

December 31	2011	2010
Finished products	$9,428	$9,374
Work in process	2,870	2,663
Raw materials and supplies	4,863	5,223
Total inventories	$17,161	$17,260

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

December 31	2011	2010
Land	$3,411	$3,449
Buildings and improvements	22,635	22,720
Machinery and equipment	30,115	28,055
Equipment rented to others	3,018	4,510
Construction in progress	431	1,476
	$59,610	$60,210
Less – Accumulated depreciation	27,338	27,048
Total property, plant and equipment, net	$32,272	$33,162

The Company has no machinery and equipment under capital lease. At December 31, 2011, $1,296 of net property, plant and equipment was located outside of the U.S. Depreciation expense was $3,621, $3,620, and $3,451 for 2011, 2010 and 2009, respectively.

8. Other Assets

Other assets consist of the following:

December 31	2011	2010
Notes receivable, long-term	$23	$262
Investments	1,041	1,670
Other	79	80
Total other assets	$1,143	$2,012

9. Goodwill and Other Intangible Assets

Goodwill activity is as follows:

December 31	2011	2010
Balance, beginning of the year	$80,289	$80,374
Foreign currency translation	(35)	(85)
Balance, end of the year	$80,254	$80,289

There have been no changes in goodwill related to impairment losses or write-offs due to sales of businesses during the years ended December 31, 2011 and 2010.

Other intangibles consist of the following:

December 31, 2011	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
License agreements	$2,944	$587	$2,357
Core technology	739	274	465
Trademarks	50	3	47
Patents	2,270	1,509	761
Product formulas	430	114	316
Customer relationships	813	619	194
Non-compete agreements	519	386	133
Supplier relationships	399	399	0
Total	$8,164	$3,891	$4,273
Intangible assets not subject to amortization			
Trademarks	$6,857	—	$6,857
Total intangible assets	$15,021	$3,891	$11,130

December 31, 2010	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
License agreements	$2,944	$448	$2,496
Core technology	739	229	510
Patents	2,265	1,301	964
Product formulas	430	103	327
Customer relationships	813	549	264
Non-compete agreements	519	371	148
Supplier relationships	399	386	13
Total	$8,109	$3,387	$4,722
Intangible assets not subject to amortization			
Trademarks	$6,857	—	$6,857
Total intangible assets	$14,966	$3,387	$11,579

The costs of other intangible assets with finite lives are amortized over their expected useful lives using the straight-line method. The amortization lives are as follows: 10 to 25 years for patents, license agreements and core technology; 40 years for product formulations; and 5 to 8 years for supplier and customer relationships. Non-compete agreements are amortized over the length of the signed agreement. The weighted average life for amortizable intangible assets is 16 years. Aggregate amortization expense for the years ended December 31, 2011, 2010 and 2009 was $504, $550, and $554, respectively. Estimated amortization expense for each of the next five years is as follows:

For the year ending 12/31/12	$505
For the year ending 12/31/13	$505
For the year ending 12/31/14	$416
For the year ending 12/31/15	$290
For the year ending 12/31/16	$289

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

December 31	2011	2010
Accounts payable	$3,452	$4,741
Accrued compensation and benefits	2,675	2,912
Accrued taxes	209	121
Accrued warranty	360	293
Accrued expenses and other	2,438	2,633
Total accounts payable and accrued liabilities	$9,134	$10,700

11. Credit Arrangements

On July 22, 2011, the Company entered into a new credit facility. The new credit facility increased the aggregate commitment from $60,000 to $70,000; this agreement expires in July 2016. Borrowings under the arrangement bear interest at rates ranging from LIBOR +1.25% to LIBOR +1.75% or Prime +0% to Prime +.50%, depending on the Company's level of indebtedness. Commitment fees for this arrangement range from 0.175% to 0.275% of the unused balance. Borrowings under the previous arrangement had interest rates ranging from LIBOR +2.00% to LIBOR +2.50% or Prime +0.50% to Prime +1.00% and commitment fees from 0.25% to 0.50% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2011 and December 31, 2010, the Company was in compliance with these covenants. Also, at December 31, 2011, the Company had $650 in outstanding borrowings under this agreement and $69,350 available for borrowing.

Long-term debt was as follows:

December 31	2011	2010
Revolving credit facility due 2016 with a weighted-average interest rate of 3.25%	$650	$6,100
Less – current portion	—	—
	$650	$6,100

Aggregate debt maturities are: 2012-$0; 2013-$0; 2014-$0; 2015-$0; and 2016-$650.

12. Common Stock

During 2011, the Company repurchased 322 shares of its Common Stock from various shareholders for $9,348. The Company also reissued 169 shares of its Common Stock from treasury in conjunction with stock option exercises for $2,512. The Company issued 34 shares (net of 22 shares returned for tax withholding) of its Common Stock from treasury pursuant to restricted stock awards.

During 2010, the Company repurchased 108 shares of its Common Stock from various shareholders for $2,642. The Company also reissued 105 shares of its Common Stock from treasury in conjunction with stock option exercises for $1,589. The Company issued 49 shares (net of 20 shares returned for tax withholding) of its Common Stock from treasury pursuant to restricted stock awards.

During 2009, the Company repurchased 19 shares of its Common Stock from various shareholders for $270. The Company also reissued 87 shares of its Common Stock from treasury in conjunction with stock option exercises for $1,859. The Company issued 104 shares of its Common Stock from treasury pursuant to restricted stock awards.

13. Share-Based Compensation

The Company adopted the 1997 Stock Option Plan (the 1997 Plan) effective in November 1997 and amended the Plan in 1999 and 2001. A total of 1,725 shares of Common Stock were reserved for issuance under this plan, which is administered by the compensation committee of the Board of Directors (Compensation Committee). The Company adopted the 2006 Long-Term Incentive Plan (the 2006 Plan) effective in May 2006. The 2006 Plan is intended to be a successor to the 1997 Plan. A total of 700 shares were authorized for grant under the 2006 Plan. Awards under the 2006 Plan may be stock options, stock appreciation rights, restricted stock, restricted stock units, and other equity awards.

Any employee of the Company or its affiliates, any consultant whom the Compensation Committee determines is significantly responsible for the Company's success and future growth and profitability, and any member of the Board of Directors, may be eligible to receive awards under the 2006 Plan. The purpose of the 2006 Plan is to: (a) attract and retain highly competent persons as employees, directors, and consultants of the Company; (b) provide additional incentives to such employees, directors, and consultants by aligning their interests with those of the Company's shareholders; and (c) promote the success of the business of the Company. The Compensation Committee establishes vesting schedules for each option issued under the Plan. Under the 1997 Plan, outstanding options generally vested over a period of up to four years, while non-vested equity shares vested over five years. Under the 2006 Plan, outstanding options generally vest over a period of up to three years, while non-vested equity shares vest over one, two, three, four and five year periods. All outstanding options expire ten years from the date of grant under the 1997 Plan and five years from the date of grant under the 2006 Plan.

Under the provisions of ASC Topic 718, share-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by an option pricing model, and is recognized as expense ratably over the requisite service period. The option pricing models require judgmental assumptions, including volatility, forfeiture rates, and expected option life. If any of the assumptions used in the model change significantly, share-based compensation expense may differ in the future from that recorded in the current period.

Stock Options
During the year ended December 31, 2011, 2010, and 2009, the Company recorded pre-tax compensation expense of $6, $77, and $222 related to the Company's stock option shares. As of December 31, 2011, there are no remaining unrecognized compensation expenses related to stock options. The total aggregate intrinsic value of options exercised was $2,353, $1,401, and $769 for the years ended December 31, 2011, 2010, and 2009, respectively. Payments received upon the exercise of stock options were $2,512, $1,589, and $918 for the years ended December 31, 2011, 2010, and 2009, respectively. The related tax benefit realized related to these exercises and restricted stock vesting was $1,058, $645, and $86 for the years ended December 31, 2011, 2010, and 2009, respectively. The Company issues shares from treasury upon share option exercises.

The Company did not grant stock options during the year ended December 31, 2011, 2010, or 2009. The following table summarizes stock option activity for the year ended December 31, 2011:

Options	Shares (000)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2011	577	$28.08		
Granted	—	—		
Exercised	(170)	$14.97		
Forfeited or expired	—	—		
Outstanding at December 31, 2011	407	$33.54	2.50 yrs	$120
Exercisable at December 31, 2011	407	$33.54	2.50 yrs	$120

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year ended December 31, 2011 and the exercise price, multiplied by the number of in-the-money options).

Non-Vested Equity Shares
Under the 2006 Plan, non-vested equity share units and restricted stock may be awarded or sold to participants under terms and conditions established by the Compensation Committee. The Company calculates compensation cost for restricted stock grants to employees and non-employee directors by using the fair value of its Common Stock at the date of grant and the number of shares issued. This compensation cost is amortized over the applicable vesting period. During the year ended December 31, 2011, 2010 and 2009, the Company recorded pre-tax compensation expense of $1,850, $1,619, and $1,465, respectively, related to the Company's non-vested equity shares. As of December 31, 2011, there was approximately $2,589 of unrecognized compensation cost related to non-vested equity shares which will be amortized over the weighted-average remaining requisite service period of 2.8 years. The Company issues share grants from treasury.

The following table details the status and changes in non-vested equity shares for the year ended December 31, 2011:

	Shares (000)	Weighted-Average Grant Date Fair Value
Non-vested equity shares, January 1, 2011	193	$21.62
Granted	56	$30.31
Vested	(71)	$23.07
Forfeited	(2)	$20.08
Non-vested equity shares, December 31, 2011	176	$23.79

14. Income Taxes

Income taxes are based on pretax earnings as follows:

Years ended December 31	2011	2010	2009
Domestic	$21,837	$20,201	$18,306
Foreign	3,333	2,604	2,434
Total	$25,170	$22,805	$20,740

The components of the provision for income taxes were:

Years ended December 31	2011	2010	2009
Current			
Federal	$5,438	$5,378	$4,923
Foreign	382	334	(31)
State	703	693	633
Total current	6,523	6,405	5,525
Deferred			
Federal	1,954	1,398	$1,763
Foreign	—	—	20
State	240	65	(49)
Total deferred	2,194	1,463	1,734
Provision for income taxes	$8,717	$7,868	$7,259

Reconciliation of the provision for income taxes computed at the U.S. federal statutory rate to the reported provision for income taxes:

Years ended December 31	2011	2010	2009
Income before provision for income taxes	$25,170	$22,805	$20,740
U.S. federal income tax rate	35%	35%	35%
Computed income taxes	8,809	7,982	7,259
State income taxes, net of federal tax benefit	655	486	380
Foreign income taxes provision (benefit)	(154)	—	—
Deduction for domestic production activities	(510)	(513)	(335)
Other	(83)	(87)	(45)
Total provision for income taxes	$8,717	$7,868	$7,259

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With certain exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years prior to 2008. The Company follows the provisions of ASC Topic 740, "Income Taxes," related to the accounting for uncertain tax provisions. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	2011	2010	2009
Balance at January 1	$34	$95	$101
Additions based on tax positions related to the current year	—	—	18
Additions for tax positions of prior years	3	3	6
Reduction for tax positions of prior years	—	(44)	(16)
Settlements	—	(20)	(14)
Balance at December 31	$37	$34	$95

If recognized in future periods, the total unrecognized tax benefits as of December 31, 2011 would favorably affect the effective income tax rate. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

The Company includes interest and penalties related to unrecognized tax benefits in income tax expense. Tax expense for the current year ended December 31, 2011, 2010, and 2009 includes $3, $3, and $6, respectively, of penalties and interest. The total amount of interest and penalties recognized related to uncertain tax provisions at December 31, 2011 was approximately $21.

Temporary differences that gave rise to deferred income tax assets and (liabilities):

December 31	2011	2010
Deferred income tax assets:		
Trade accounts receivable	$154	$154
Inventories	1,105	1,217
Stock-based compensation	852	801
Accrued liabilities	673	638
State tax loss benefit	—	33
Currency translation adjustment	149	85
Other	—	4
Total deferred income tax assets	$2,933	$2,932
Deferred income tax liabilities:		
Property, plant and equipment	$(3,431)	$(2,879)
Intangibles	(15,921)	(14,189)
Tax on undistributed foreign earnings	(172)	(339)
Other	(10)	(10)
Total deferred income tax liabilities	(19,534)	(17,417)
Net deferred income tax liability	$(16,601)	$(14,485)

Current deferred income tax assets of $2,933 and $2,932 are included in other current assets as of December 31, 2011 and 2010, respectively.

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $685 of undistributed earnings of the Company's foreign subsidiary for the year ended December 31, 2011. These earnings are considered to be permanently invested and, under certain tax laws, are not subject to taxes unless distributed as dividends, loaned to the Company or a U.S. affiliate, or if the Company sold its investment in the foreign subsidiary. Tax on such potential distributions would be partially offset by foreign tax credits. If the earnings were not considered permanently invested, approximately $154 of additional deferred income taxes would need to be provided for the year ended December 31, 2011.

The Company recognizes a deferred tax liability with respect to those earnings of the Company's foreign subsidiary that are not permanently invested.

15. Sales of Equipment Rented to Others

Periodically, customers who rent x-ray equipment from the Company elect to purchase the equipment. The Company recognizes revenue from the proceeds of such sales and records as cost of goods sold, the net book value of the equipment. Net sales of equipment consistent with this practice were $495, $492, and $787 for 2011, 2010 and 2009, respectively, and gross profit from these sales was $297, $288, and $461 for 2011, 2010 and 2009, respectively.

16. Employee Benefits

The Company has defined contribution 401(k) plans covering substantially all full-time employees meeting service and age requirements. Contributions to the Plan can be made by an employee through deferred compensation and through a discretionary employer contribution. Compensation expense related to this plan was $491, $471, and $461 for 2011, 2010 and 2009, respectively. The Company also offers certain healthcare insurance benefits for substantially all employees.

17. Related-Party Transactions

The Company has an employment agreement with George E. Richmond, the Company's Vice Chairman and principal stockholder. On February 25, 2010, the Company increased his annual salary from $50 to $100, which was effective January 1, 2010. This increase was offset by the termination of the consulting agreement between Mr. Richmond and the Company effective December 31, 2009, which had paid him $50 each year. The Company paid him $100 for the twelve months ended December 31, 2011 and 2010.

18. Earnings Per Share

Basic earnings per share (Basic EPS) is computed by dividing net income by the weighted average number of shares of Common Stock outstanding and total number of shares of restricted stock during the period. Diluted earnings per share (Diluted EPS) include the dilutive effect of stock options, if any, using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

Years ended December 31	2011	2010	2009
Net income	$16,453	$14,937	$13,481
Weighted-average shares outstanding for basic earnings per share	7,993	7,969	7,881
Dilutive effect of stock options	40	68	85
Weighted-average shares outstanding for diluted earnings per share	8,033	8,037	7,966
Basic earnings per share	$2.06	$1.87	$1.71
Diluted earnings per share	$2.05	$1.86	$1.69

19. Quarterly Financial Data (Unaudited)

2011	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$26,024	$27,326	$26,197	$26,681	$106,230
Gross profit	14,463	15,148	14,612	14,485	58,709
Income from operations	5,766	6,203	6,253	6,136	24,360
Net income	4,000	4,037	4,100	4,315	16,453
Basic earnings per share	$.50	$.50	$.51	$.54	$2.06
Diluted earnings per share	$.50	$.50	$.51	$.54	$2.05

2010	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$24,782	$25,778	$26,423	$25,859	$102,842
Gross profit	13,802	14,596	14,582	14,181	57,161
Income from operations	5,407	5,693	6,081	5,839	23,020
Net income	3,558	3,701	3,919	3,759	14,937
Basic earnings per share	$.45	$.46	$.49	$.47	$1.87
Diluted earnings per share	$.44	$.46	$.49	$.47	$1.86

Full-year 2011 basic earnings per share do not equal the sum of the quarters due to rounding.

20. Commitments and Contingencies

The Company leases certain office and warehouse space, manufacturing facilities and equipment under non-cancelable operating leases. The total rental expense for all operating leases was $495, $521, and $527 for 2011, 2010 and 2009, respectively. Rental commitments amount to $453 for 2012, $314 for 2013, $104 for 2014, $0 for 2015, and $0 for 2016.

In certain circumstances, the Company provides recourse for loans for x-ray equipment purchases by customers. Certain banks require the Company to provide recourse to finance x-ray equipment for new dentists and other customers with credit histories which are not consistent with the banks' lending criteria. In the event that a bank requires recourse on a given loan, the Company would assume the bank's security interest in the equipment securing the loan. As of December 31, 2011 and 2010, there was no x-ray equipment financed with various lenders that was subject to such recourse. Recourse on a given loan is generally for the life of the loan. Based on the Company's past experience with respect to these arrangements, it is the opinion of management that the fair value of the recourse provided is minimal and not material to the results of operations or financial position of the Company.

The Company and its subsidiaries from time to time are parties to various legal proceedings arising in the normal course of business. Management believes that none of these proceedings, if determined adversely, would have a material adverse effect on the Company's financial position, results of operations or liquidity.

The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option, with the exception of x-ray equipment. Historically, the level of product returns has not been significant. The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on x-ray machines. The accrual for warranty costs was $360 and $293 at December 31, 2011 and 2010, respectively. The following is a roll forward of the Company's warranty accrual:

December 31	2011	2010
Balance, beginning of the year	$293	$292
Accruals for warranties issued during the year	321	207
Warranty settlements made during the year	(254)	(206)
Balance, end of the year	$360	$293

21. Subsequent Events

In January 2012, the Company recognized other income of approximately $133 as a result of a cash distribution from its private equity investment.

On February 2, 2012, the Board of Directors declared a quarterly dividend of $0.04 per share, payable to all shareholders of record on February 15, 2012.

On February 13, 2012, the Compensation Committee of the Board of Directors issued 64 shares of restricted stock to certain employees.



L to R: Brian Bremer, Richard Bliss, George Richmond, Alfred Brennan and Dr. Patrick J. Ferrillo, Jr.

DIRECTORS AND OFFICERS

Alfred E. Brennan
Chairman of the Board &
Chief Executive Officer

George E. Richmond
Vice Chairman of the Board

Brian F. Bremer[1, 2, 3]
Partner – CroBern Management
Partnership II LP

Richard J. Bliss[1, 2, 3]
Shareholder – Godfrey & Kahn S.C.

Dr. Patrick J. Ferrillo, Jr.[1, 2, 3]
Dean – Arthur A. Dugoni
School of Dentistry
The University of The Pacific

[1] Audit Committee
[2] Compensation Committee
[3] Nominating Committee

Alfred E. Brennan
Chairman of the Board &
Chief Executive Officer

George E. Richmond
Vice Chairman of the Board

Arthur L. Herbst, Jr.
President & Chief Financial Officer

Julia A. Carter
Vice President of Finance & Controller

Josh McKey
Vice President

Todd Johnson
Vice President

Daniel J. Tarullo
Vice President

Daniel E. Garrick
Vice President

Chad M. Fors
Vice President

Katherine S. Cosic
Secretary

CORPORATE INFORMATION

Corporate Headquarters
13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: 312-644-4174

Stock Listing
NASDAQ Global Select Market
Symbol: YDNT

Independent Certified Public Accountants
Crowe Horwath LLP
Oak Brook, Illinois

Transfer Agent
Computershare Trust Company, N.A.
c/o Shareholders Services
P.O. Box 43078
Providence, RI 02940-3078
1-800-884-4225

ANNUAL MEETING

The Annual Meeting for Shareholders of Young Innovations will be held on Tuesday, May 8, 2012, starting at 9:00 a.m. (CST) at:

Gleacher Center
450 North Cityfront Plaza Drive
Chicago, IL 60611-4316

Young Innovations, Inc.

13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: 312-644-4174
www.ydnt.com